KW 3/4/14

14046401

SEC
Mail Processing
Section
FEB 27 2014
Washington DC
404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lucien, Stirling & Gray Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4005 Guadalupe St
(No. and Street)

Austin	TX	78751
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Walter L. Wilson, III Exec. V.P., Operations — 512-458-3303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ABBM Group, Ltd LLP
(Name – *if individual, state last, first, middle name*)

9575 Katy Freeway Suite 370	Houston	Texas	77024
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, Walter L. Wilson, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lucien, Stirling & Gray Financial Corporation, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

(None)

RAYMOND R. KRISANDA
MY COMMISSION EXPIRES
February 23, 2017

Notary Public

Signature

Exec. V.P., Operations

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- n/a ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- n/a ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- n/a ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- n/a ☐ (m) A copy of the SIPC Supplemental Report.
- n/a ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABBM Group, Ltd LLP
Certified Public Accountants

9575 Katy Freeway, Suite 370
Houston, Texas 77024
(713) 552-9800
FAX (713) 552-9700
www.abbmgroup.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Lucien, Stirling & Gray Financial Corporation

We have audited the accompanying financial statements of Lucien, Stirling & Gray Financial Corporation (a Texas Corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lucien, Stirling & Gray Financial Corporation as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

ABBM Group Ltd LLP

ABBM Group, Ltd LLP

Houston, Texas
February 26, 2014

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION
Statement of Financial Condition
December 31, 2013

ASSETS	
Cash and money market accounts	$38,652
Commissions receivable	316
Refundable Federal income tax	715
Other prepaid expenses	1,802
Property and equipment, net of accumulated depreciation of $25,250	-
Total assets	$41,485
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$1,452
Accounts payable, shareholders	-
Total liabilities	1,452
Stockholders' equity:	
Common stock, no par value, 100,000 shares authorized, 15,000 shares issued and outstanding	15,000
Retained earnings (deficit)	25,355
	40,355
Less, Treasury stock, at cost, 5,000 shares	(322)
Total stockholders' equity	40,033
Total liabilities and stockholders' equity	$ 41,485

The accompanying notes are an integral part of these statements

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION
Statement of Income
Year Ended December 31, 2013

Revenue	
Commission income	$ 200,204
Fees and other income	510
Total revenue	200,714
Expenses	
Commissions	109,502
Regulatory fees	8,086
Other general and administrative expenses	37,892
Total expenses	155,480
Income before tax	45,234
Provision for taxes on income	6,785
Net income	$ 38,449

The accompanying notes are integral part of these statement s

	Common Stock		Retained Earnings	Less, Treasury	
	Shares	**Amount**	**(Deficit)**	**Stock**	**Total**
Balances, December 31, 2012	15,000	$ 15,000	$ 26,906	$ (322)	$ 41,584
Net income			38,449		38,449
Less, Dividends paid			(40,000)		(40,000)
Balances, December 31, 2013	15,000	$ 15,000	$ 25,355	$ (322)	$ 40,033

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION
Statement of Cash Flows
Year Ended December 31, 2013

Cash flows from operating activities:	
Net income (loss)	$38,449
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	-
Change in assets and liabilities	
(Increase) decrease in commissions receivable	3,186
(Increase) decrease in refundable Federal income tax	50
(Increase) decrease in other prepaid expenses	(1,014)
Increase (decrease) in accounts payable and accrued expenses	(1,203)
Increase (decrease) in accounts payable, shareholders	-
Net cash flows from operating activities	39,468
Cash flows from investing activities:	
Purchase of property and equipment	-
Net cash flows from investing activities	-
Cash flows from financing activities:	
Dividends paid	(40,000)
Net cash flows from financing activities	(40,000)
Net increase (decrease) in cash	(532)
Cash, beginning of period	39,184
Cash, end of period	$ 38,652
Supplemental Disclosures of Cash Flow Information:	
Cash paid for interest	$ -
Cash paid for income tax	6,785
Non-cash investing and financing activities:	

Note 1 - Organization and summary of significant accounting policies:
Following is a summary of our organization and significant accounting policies:

Organization and nature of business – Lucien, Stirling & Gray Financial Corporation (identified in these footnotes as "we" or the Company) is a Texas corporation incorporated on May 27, 1992. We are based in Austin, Texas. We use December 31 as a fiscal year for financial reporting purposes.

We are a broker-dealer registered with the SEC and are a member of FINRA and the Securities Investors Protection Corporation (SIPC). We sell several financial products, including mutual funds, annuities, and life and health insurance products, to public customers in retail transactions. Mutual funds predominate in importance among the products offered. Our principal market area is the Central Texas region. We do not maintain customer accounts and do not handle securities.

Under Regulation 240.15c3-3(k)(1), the firm is exempt from regulation 15c3-3 because the firm meets all of the exemption requirements listed under 15c3-3(k)(1).

Basis of presentation - The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles applicable to broker-dealers, using the accrual basis of accounting.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - For purposes of the statement of cash flows, we consider all cash in banks, money market funds, and certificates of deposit with a maturity of less than three months to be cash equivalents.

Fair value of financial instruments and derivative financial instruments - The carrying amounts of cash, receivables, and current liabilities approximate fair value because of the short maturity of these items. These fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment, and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates. We do not hold or issue financial instruments for trading purposes, nor do we utilize derivative instruments in the management of our foreign exchange, commodity price or interest rate market risks.

Accounts receivable – Accounts receivable are evaluated by management periodically for collectability, and an allowance for doubtful accounts is provided based on prior experience and management's evaluation. At December 31, 2013, no allowance was deemed necessary.

Property and equipment – Property and equipment are stated at cost less accumulated depreciation computed principally using accelerated methods over the estimated useful lives of the assets. Repairs are charged to expense as incurred. Impairment of long-lived assets is recognized when the fair value of a long-lived asset is less than its carrying value. At the end of the current year, no impairment of long-lived assets had occurred, in management's opinion.

Income recognition - Customers' securities and insurance transactions are recorded on a trade date basis with related commission income and expenses. We also receive trailing service fees, which are recognized when received; likewise, commissions paid to our agents against such trailing service fees are recognized when paid.

Federal income taxes – We are a "C" corporation under the Internal Revenue Code. Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes in accordance with applicable FASB Topics regarding *Accounting for Income Taxes*, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides deferred taxes for the estimated future tax effects attributable to temporary differences and carryforwards when realization is more likely than not.

Note 2 – Uncertainty in financial markets:
During the year ended December 31, 2008, worldwide financial markets experienced severe turmoil. Many stock markets suffered significant declines in values, unemployment increased in many places, and reported corporate profits declined. In addition, many stock prices on stock exchanges around the world declined dramatically. As a result of this financial upheaval, which was widely chronicled, governments around the world took extreme measures in an attempt to stabilize markets. At this time, it is unclear whether the measures will be successful, or how long the financial downturn will continue. While we are optimistic that conditions will improve in the near term, there can be no assurance that will occur. We have not determined the effect, if any, the financial turmoil will have on our business.

Note 3 – Related party transactions:
We are affiliated with Lucien, Stirling & Gray Advisory Group, Inc. ("Advisory Group") through common ownership. For the year ended December 31, 2013, we paid to Advisory Group, Inc. $3,175 in billed general and administrative expenses.

We pay commissions to personnel who are also employees of Advisory Group. Advisory Group acts as Common Paymaster under IRC Reg. Sec. 31.3121(s)-1. Under this plan we reimburse to Advisory Group the payroll and withholding taxes attributable to earnings of our employees. We are an additional adopting employer of the Lucien, Stirling & Gray 401(k) Plan sponsored by Advisory Group and in which employees of both companies are eligible to participate. We pay matching contributions under the plan in accordance with the Plan document for deferrals by our employees. During 2013 we reimbursed the following amounts:

Commissions and compensation	$116,502
Payroll taxes	8,881
Contributions to 401(k) Plan	4,594

Note 4 – Receivable from and payable to broker-dealer and clearing organizations:
Receivables from broker-dealer and clearing organizations include the following:

Receivable from clearing organizations	$ 0
Fees and commissions receivable	316
Total	$316

Payables to broker-dealer representatives and clearing organizations include the following:

Payable to clearing organizations	$ 0
Fees and commissions payable	1,452
Total	$1,452

At December 31, 2013, and during the year then ended, we had no subordinated liabilities.

Note 5 – Property and equipment
The following is a summary of property and equipment:

Furniture	$21,000
Computers	2,822
Office Equipment	1,428
	25,250
Less, Accumulated Depreciation	(25,250)
Total property and equipment, net	$ 0

Note 6 - Federal income tax:
We follow applicable FASB Topics regarding *Accounting for Income Taxes*. Deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carryforwards. The company is no longer subject to examination by taxing authorities for tax years before 2010.

We have elected under Internal Revenue Code provisions applicable to brother-sister affiliated corporations to apply an Apportionment Plan to the combined group for the taxable period. For year 2013, the expected rate is 15%.

The provision for Federal income tax consists of the following:

	Year Ended December 31, 2013
Federal income tax attributable to:	
Current operations	$6,785
Net operating loss carryover	(0)
Net provision for Federal income tax	$6,785

At December 31, 2013, there were no deferred tax items and $715 in prepaid taxes.

Note 7 – Leases:

In May 1998, we entered into a new five-year contract to continue leasing office space in the same building we had occupied for approximately six years, and also to lease additional space in the same building. The lease is classified as an operating lease. The lease was assumed by Advisory Group upon its renewal in 2003, and we are not currently a direct party to the lease.

Note 8 – Fidelity bond:
We carry a $100,000 fidelity bond as required by FINRA for SIPC Members.

Note 9 – Net capital requirements:
The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $37,212, which was $32,212 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1.

Note 10 – Subsequent events:
In accordance with FASB pronouncements regarding subsequent events, we have evaluated subsequent events through the date of the report of the independent auditors, which is the date the financial statements were available to be issued. We believe there are no subsequent events required to be disclosed pursuant to this pronouncement.

Note 11 - New accounting pronouncements:
Recent accounting pronouncements which are not yet effective are not currently expected to have a material effect on our Financial Statements.

Schedule I

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2013

Total stockholders' equity	$ 40,033
Deduct stockholders' equity not allowable for net equity	
Total stockholders' equity qualified for net capital	40,033
Subordinated borrowings	-
Other (deductions) or allowable credits - deferred income taxes	-
Total capital and allowable subordinated borrowings	40,033
Deductions and/or charges	
Non-allowable assets:	
Prepaids: (CRD, Taxes, Advertising Dept.)	(2,517)
Net capital before haircuts on securities positions	37,516
Haircuts on securities positions	(304)
Net Capital	$ 37,212
Aggregate indebtedness	
Total liabilities	$ -
Total aggregate indebtedness	$ -
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 32,212
Ratio of aggregate indebtedness to net capital	0.00%

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2013 as filed by Lucien, Stirling & Gray Financial Corporation. Form X-17A-5.
Accordingly, no reconciliation is necessary.

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities Exchange Act
December 31, 2013

The Corporation claims exemption from Rule 15c3-3 under Section (k)(1) of the Rule.

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities Exchange Act
December 31, 2013

The Corporation claims exemption from Rule 15c3-3 under Section (k)(1) of the Rule.

ABBM Group, Ltd LLP
Certified Public Accountants

9575 Katy Freeway, Suite 370
Houston, Texas 77024
(713) 552-9800
FAX (713) 552-9700
www.abbmgroup.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Lucien, Stirling & Gray Financial Corporation

In planning and performing our audit of the financial statements of Lucien, Stirling & Gray Financial Corporation (the Company), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and

procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory

agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ABBM Group Ltd LLP

ABBM Group, Ltd LLP

Houston, Texas
February 26, 2014